FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2006

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	391,353	30,014,249
Replenishment	15,270	1,579,922
Repurchased	(5,822)	(517,330)
Redemptions	(12,025)	(1,068,795)
Losses	(32)	(58)
Capitalised Interest	0	3,834	( * see below )
Other Movements	0	0
Carried Forward	388,744	30,011,822

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,201,305	95,705,180
Repurchased	(382,181)	(28,980,533)
Redemptions	(544,556)	(43,262,606)
Losses	(1,015)	(2,296)
Capitalised Interest	0	152,863	( * see above )
Other Movements	0	0
Carried Forward	388,744	30,011,822

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	5.28%	47.87%	( including
3 Month	14.16%	45.71%	redemptions and
12 Month	47.68%	47.68%	repurchases )

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	37.73	months
Weighted Average Loan size	£77,202.02
Weighted Average LTV	66.06%	*** (see below)
Weighted Average Indexed LTV	54.35%	using Halifax House Price Index
Weighted Average Indexed LTV	52.97%	using Nationwide House Price Index
Weighted Average Remaining Term	17.80	Years

Product Type Analysis	£000's	%
Variable Rate	10,252,038	34.16%
Fixed Rate	7,043,775	23.47%
Tracker Rate	12,716,009	42.37%
	30,011,822	100.00%

As at 08 June 2006 approximately 13.14% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	4,885,925	16.28%
Interest Only	5,990,360	19.96%
Repayment	19,135,538	63.76%
	30,011,822	100.00%

As at 08 June 2006 approximately 16.00% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	21,005,274	69.99%
Remortgage	9,006,548	30.01%
	30,011,822	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2005	6.50%
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	15,665	1,128,399	3.76%
East Midlands	20,902	1,412,904	4.71%
Greater London	67,284	6,581,874	21.93%
North	16,367	934,737	3.11%
North West	43,654	2,705,342	9.01%
Scotland	25,392	1,464,351	4.88%
South East	101,497	9,234,754	30.77%
South West	30,351	2,335,149	7.78%
Wales	17,886	1,072,062	3.57%
West Midlands	25,577	1,698,248	5.66%
Yorkshire and Humberside	23,867	1,429,780	4.76%
Unknown	302	14,222	0.05%
Total	388,744	30,011,822	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	22,867	960,791	3.20%	30.06
25.01 - 50.00	95,620	5,971,615	19.90%	31.96
50.01 - 75.00	150,376	12,880,028	42.92%	33.79
75.01 - 80.00	17,808	1,605,365	5.35%	40.37
80.01 - 85.00	21,803	2,093,478	6.98%	39.28
85.01 - 90.00	37,405	3,630,095	12.10%	39.29
90.01 - 95.00	42,865	2,870,451	9.56%	59.03
Total	388,744	30,011,822	100.00%	37.12

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	378,561	29,159,349	(3,258)	97.20%
1.00 - 1.99 months	5,077	441,304	3,663	1.47%
2.00 - 2.99 months	2,218	174,879	2,744	0.58%
3.00 - 3.99 months	1,078	82,759	1,817	0.28%
4.00 - 4.99 months	483	36,813	1,051	0.12%
5.00 - 5.99 months	326	27,030	940	0.09%
6.00 -11.99 months	705	56,350	2,817	0.19%
12 months and over	81	6,528	685	0.02%
Properties in Possession	215	14,691	1,660	0.05%
Total	388,744	29,999,703	12,119	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	13,343,085	16,671,164
Replenishment of Assets	0	1,579,922
Acquisition by Funding	0	0
Distribution of Principal Receipts	(1,456,916)	(129,209)
Allocation of Losses	(26)	(32)
Share of Capitalised Interest	1,705	2,129
Payment Re Capitalised Interest	(1,705)	1,705
Balance Carried Forward	11,886,143	18,125,679

Carried Forward Percentage	39.60487%	60.39513%

Minimum Seller Share	1,527,736	5.09%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	1,179,044
Additional Amounts Accumulated	1,456,942
Payment of Notes	0
Carried Forward	2,635,986

Target Balance	2,126,775	payable on 17th July 2006
	508,714	payable on 15th December 2006

	2,635,489

Excess Spread *
Quarter to 15/04/06	0.2602%
Quarter to 15/01/06	0.5407%
Quarter to 15/10/05	0.4882%
Quarter to 15/07/05	0.2536%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 18/04/2006	£264,000,000.00	£0.00	£0.00
Required Amount as at 18/04/2006	£264,000,000.00	£0.00	£0.00
Percentage of Notes	1.82%	0.00%	0.00%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	220	16,784
Repossessed in Period	25	6,075
Sold in Period	(30)	(6,508)
Carried Forward	215	16,351

	Cumulative
	Number	£000's
Repossessed to date	1,222	136,803
Sold to date	(1,007)	(120,452)
Carried Forward	215	16,351

Repossession Sales Information
Average time Possession to Sale	97	Days
Average arrears at time of Sale	£4,902

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th October 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.59625%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	2.50700%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.59625%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.59625%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.59625%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.59625%	1.75%
Series 3 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	£250,000,000	4.59625%	0.24%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.59625%	0.45%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.59625%	1.50%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	2.50700%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	2.50700%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	2.50700%	1.60%
Series 3 Class A	Holmes Financing No. 3	AAA/Aaa/AAA	€ 805,000,000	2.50700%	0.24%
Series 3 Class B	Holmes Financing No. 3	AA/Aa3/AA	€ 24,000,000	2.50700%	0.40%
Series 3 Class C	Holmes Financing No. 3	BBB/Baa2/BBB	€ 50,000,000	2.50700%	1.50%
Series 2 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	€ 800,000,000		5.05%
Series 2 Class B	Holmes Financing No. 4	AA/Aa3/AA	€ 35,800,000	2.50700%	0.40%
Series 2 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	€ 53,800,000	2.50700%	1.45%
Series 3 Class A1	Holmes Financing No. 4	AAA/Aaa/AAA	£550,000,000	4.59625%	0.23%
Series 3 Class A2	Holmes Financing No. 4	AAA/Aaa/AAA	$410,000,000	4.60000%	0.23%
Series 3 Class B	Holmes Financing No. 4	AA/Aa3/AA	$34,500,000	4.60000%	0.44%
Series 3 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	$49,500,000	4.60000%	1.30%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.59625%	0.43%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.59625%	1.50%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.59625%	0.23%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	2.50700%	0.40%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	2.50700%	1.47%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	2.50700%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	2.50700%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	2.50700%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	4.60000%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	4.60000%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	4.60000%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.59625%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.59625%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.59625%	1.55%
Series 2 Class B	Holmes Financing No. 7	AA/Aa3/AA	$37,500,000	4.60000%	0.35%
Series 2 Class M	Holmes Financing No. 7	A/A2/A	$63,750,000	4.60000%	0.80%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	4.60000%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.59625%	0.50%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.59625%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	2.50700%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.59625%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	2.50700%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	2.50700%	0.80%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	4.60000%	0.08%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	4.60000%	0.17%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	4.60000%	0.72%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	2.50700%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	2.50700%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	2.50700%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.59625%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	4.60000%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.59625%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.59625%	0.90%
Series 1 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$1,740,000,000	4.53599%	-0.03%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	4.53599%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	2.50100%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	4.64000%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	4.64000%	0.09%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
02Q3	-	703	-	-	352	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-
03Q4	-	176	-	191	-	481	-	-	-
04Q1	-	176	-	191	-	-	241	-	-
04Q2	-	176	-	191	-	-	241	-	-
04Q3	-	176	-	191	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-
06Q2	-	125	-	-	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
06Q2	-	-	-	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	-
07Q1	-	-	-	-	-	-	161	812	1,018
07Q2	-	-	-	-	-	634	161	-	-
07Q3	575	-	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-	-
08Q1	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-
08Q3	-	-	-	-	-	-	-	221	1,272
08Q4	-	-	-	-	-	-	-	221	-
09Q1	-	-	-	-	-	-	-	1,171	-
09Q2	-	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-	453
10Q2	-	-	-	-	-	-	-	-	453
10Q3	250	-	-	-	-	-	-	-	600
10Q4	-	-	-	-	-	-	-	-	-

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2006 to 08 June 2006

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 27 June 2006	By / s / Jessica Petrie
(Authorised Signatory)